SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

          Certification and Notice of Termination of Registration under

             Section 12(g) of the Securities Exchange Act of 1934 or
               Suspension of Duty to File Reports Under Section 13
                and 15(d) of the Securities Exchange Act of 1934.


                                    Commission File Number   333-53861


                                  CWMBS, Inc.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                4500 Park Granada
                   Calabasas, California 91302 (818) 225-3000
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

          CWMBS, Inc., Residential Asset Securitization Trust 1998-A14
               Mortgage Pass-Through Certificates, Series 1998-N
          ------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
      -------------------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)  [ ]    Rule 12h-3(b)(1)(ii) [ ]

                  Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]

                  Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]

                  Rule 12g-4(a)(2)(ii) [ ]    Rule 15d-6           [X]

                  Rule 12h-3(b)(1)(i)  [ ]

     Approximate number of holders of record as of the certification or notice
date:     4

     Pursuant to the requirements of the Securities Exchange Act of 1934, CWMBS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




DATE:   March 10, 1999                        BY:  /s/ Celia Coulter
                                                     -------------------
                                                         Celia Coulter
                                                         Vice President

                                BROWN & WOOD LLP
                             One World Trade Center
                            New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599



                                                   March 10, 1999

VIA ELECTRONIC FILING

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      CWMBS, Inc.,
                  Residential Asset-Securitization Trust 1998-A14
                  Mortgage Pass-Through Certificates,
                  Series 1998-N

Dear Sir or Madam:

     On behalf of CWMBS, Inc. (the "Company"), we are filing herewith a Form 15 with respect to the trust formed pursuant to the Pooling and Servicing Agreement relating to the above-referenced Series of Mortgage Pass-Through Certificates (which agreement was previously filed by the Company in a separate periodic report on Form 8-K). This Form 15 is being filed pursuant to Rule 15d-6 under the Securities Exchange Act of 1934, as amended (the "Act") in order to suspend the Company's duty to file reports with respect to such trust under Sections 13 and 15(d) of the Act.

                                             Sincerely,

                                             /s/ Amy Sunshine

                                             Amy Sunshine

Enclosure